Exhibit 99.1

China Yuchai International Announces

Unaudited Fourth Quarter and Full Year Financial Results

—Net Revenue Set a New High for the Fourth Quarter—

SINGAPORE, Singapore – February 26, 2014—China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and the year ended December 31, 2013. The financial information presented herein for 2013 and 2012 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the Fourth Quarter of 2013

•	Net revenue increased 24.5% to a fourth quarter record high of RMB 4.1 billion (US$ 666.6 million) compared with RMB 3.3 billion in the fourth quarter of 2012;

•	Gross profit was RMB 851.4 million (US$ 139.6 million), with a gross margin of 20.9% compared with RMB 804.9 million and a gross margin of 24.7% in the fourth quarter of 2012;

•	Operating profit increased 20.0% to RMB 469.2 million (US$ 76.9 million) compared with RMB 391.0 million in the same quarter of 2012;

•	Earnings per share increased 11.3% to RMB 6.61 (US$ 1.08) compared with RMB 5.94 in the fourth quarter of 2012;

•	Total number of diesel engines sold rose 18.9% to 110,583 units compared with 92,996 units in the fourth quarter of 2012.

Net revenue for the fourth quarter of 2013 increased 24.5% to a fourth quarter record high of RMB 4.1 billion (US$ 666.6 million) compared with RMB 3.3 billion in the fourth quarter of 2012. The total number of diesel engines sold by GYMCL during the fourth quarter of 2013 was 110,583 units compared with 92,996 units in the same quarter of 2012, representing an increase of 17,587 units, or 18.9%. This growth was mainly attributable to an increase in the sale of engines to the truck and bus markets.

Gross profit increased 5.8% to RMB 851.4 million (US$ 139.6 million) compared with RMB 804.9 million in the same quarter of 2012. Gross margin was 20.9% in the fourth quarter of 2013 compared with 24.7% in the same quarter in 2012. The lower gross margin compared to the fourth quarter of 2012 was attributable to higher sales discounts in the fourth quarter of 2013.

Other operating income was RMB 61.6 million (US$ 10.1 million), an increase of RMB 7.6 million from RMB 54.0 million in the fourth quarter of 2012.

Research and development (“R&D”) expenses were RMB 146.3 million (US$ 24.0 million) compared with RMB 102.7 million in the same quarter of 2012, an increase of 42.4%. As a percentage of net revenue, R&D spending was 3.6% compared with 3.1% in the same quarter of 2012. The increase in R&D expenses was mainly due to higher investments for the development of new engine products as well as a continued emphasis on quality improvements.

Selling, general & administrative (“SG&A”) expenses were RMB 297.6 million (US$ 48.8 million), down from RMB 365.2 million in the fourth quarter of 2012, a decrease of RMB 67.6 million or 18.5%. SG&A expenses represented 7.3% of net revenue compared with 11.2% in the fourth quarter of 2012. The decrease in the SG&A percentage was mainly due to the increase in unit sales and revenue, as well as lower sales incentives.

Operating profit increased by 20.0% to RMB 469.2 million (US$ 76.9 million) from RMB 391.0 million in the fourth quarter of 2012, mainly due to higher gross profit and lower SG&A expenses partially offset by higher R&D expenses. The operating margin was 11.5% in the fourth quarter of 2013 compared with 12.0% in the fourth quarter of 2012.

Finance costs decreased to RMB 25.9 million (US$ 4.2 million) from RMB 46.9 million in the same quarter in 2012, a decline of RMB 21.0 million. Lower finance costs mainly resulted from lower expenses from bills discounting and lower interest costs from the outstanding medium-term notes.

The share of joint ventures was a loss of RMB 46.3 million (US$ 7.6 million) compared with a loss of RMB 8.1 million in the same quarter in 2012. The increase in loss of RMB 38.2 million was mainly due to joint ventures’ impairment.

In the fourth quarter of 2013, total net profit attributable to China Yuchai’s shareholders increased 11.3% to RMB 246.3 million (US$ 40.4 million), or earnings per share of RMB 6.61 (US$ 1.08), compared with RMB 221.2 million, or earnings per share of RMB 5.94 in the same quarter in 2012.

Financial Highlights for 2013

•	Net revenue increased 18.2% to RMB 15.9 billion (US$ 2.6 billion) compared with RMB 13.4 billion in 2012;

•	Gross profit rose 13.4% to RMB 3.3 billion (US$ 535.6 million), with a gross margin of 20.5% compared with RMB 2.9 billion and a gross margin of 21.4% in 2012;

•	Operating profit increased 19.9% to RMB 1.4 billion (US$ 228.7 million) compared with RMB 1.2 billion in 2012;

•	Earnings per share increased 22.1% to RMB 18.58 (US$ 3.05) compared with RMB 15.22 in 2012;

•	Total number of diesel engines sold rose 16.1% to 500,756 units compared with 431,350 units in 2012.

Net revenue for 2013 increased 18.2% to RMB 15.9 billion (US$ 2.6 billion) compared with RMB 13.4 billion in 2012. The total number of diesel engines sold by GYMCL during 2013 was 500,756 units compared with 431,350 units in 2012, representing an increase of 69,406 units or 16.1%. This increase was mainly attributable to an increase in sales of engines to the truck and bus markets as well as for agriculture applications. In 2013, approximately 32,400 natural gas engines were sold compared with 19,900 units in 2012.

Gross profit was RMB 3.3 billion (US$ 535.6 million) compared with RMB 2.9 billion in 2012, reflecting a 13.4% increase. Gross profit margin was 20.5% compared with 21.4% in 2012. The lower gross margin was attributable to higher sales discounts in 2013.

Other operating income was RMB 148.1 million (US$ 24.3 million) compared with RMB 132.4 million in 2012.

Research and development (“R&D”) expenses were RMB 468.6 million (US$ 76.9 million) compared with RMB 373.7 million in 2012, an increase of 25.4%. As a percentage of net revenue, R&D spending was 2.9% compared with 2.8% in 2012. R&D expenses were mainly related to ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses were RMB 1.6 billion (US$ 254.3 million), up from RMB 1.5 billion in 2012, an increase of RMB 0.1 billion or 5.1%. SG&A expenses represented 9.7% of net revenue in 2013 compared with 11.0% in 2012. The decrease in SG&A percentage was mainly due to higher sales and better cost management.

Operating profit increased 19.9% to RMB 1.4 billion (US$ 228.7 million) from RMB 1.2 billion in 2012, mainly due to an increase in gross profit partially offset by higher R&D and SG&A expenses. The operating margin was 8.8% in 2013 and 8.7% in 2012.

Finance costs declined to RMB 161.2 million (US$ 26.4 million) from RMB 213.0 million in the same period of 2012, a decrease of RMB 51.8 million or 24.3%. The decline in finance costs was mainly due to lower interest costs from the outstanding medium-term notes and less bills discounting in 2013.

The share of joint ventures was a loss of RMB 79.2 million (US$ 13.0 million) as compared with a loss of RMB 39.2 million in 2012. The increase in loss of RMB 40.0 million was mainly due to joint ventures’ impairment.

For fiscal year ended December 31, 2013, total net profit attributable to China Yuchai’s shareholders increased 22.1% to RMB 692.6 million (US$ 113.6 million), or earnings per share of RMB 18.58 (US$ 3.05), compared with RMB 567.3 million, or earnings per share of RMB 15.22 in 2012.

Balance Sheet Highlights as at December 31, 2013

•	Cash and bank balances were RMB 3.4 billion (US$ 557.1 million) compared with RMB 3.2 billion at December 31, 2012.

•	Trade and bills receivable were RMB 7.4 billion (US$ 1.2 billion) compared with RMB 6.6 billion at the end of 2012.

•	Short- and long-term borrowings were RMB 2.3 billion (US$ 370.6 million) compared with RMB 2.5 billion at the end of 2012.

•	Net inventory was RMB 2.3 billion (US$ 382.8 million) compared with RMB 2.0 billion at the end of 2012.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We ended the year strong with a new net revenue record for any fourth quarter achieved by the Company. According to data from the China Association of Automobile Manufacturers (“CAAM”), in 2013, our engine unit sales growth of 16.1% (inclusive of engines for both on-road and off-road applications) far surpassed the 5.6% growth in the commercial vehicle diesel engine market. Our investment in growing our technology base enabled us to provide more solutions to meet our customers’ needs. We have introduced a full line of natural gas engines to complement our wide range of diesel engines. We were one of the earliest companies in China to launch a National IV compliant diesel engine and we now have a diversified engine portfolio meeting the current National IV emission standards. In addition, we also have available diesel and natural gas engines that comply with the more stringent National V emission standards. To penetrate off-road markets and enhance our growth, we have launched new engines in the high horsepower markets to capture more share in the marine, mining, construction equipment and power generation markets. Between 2013 and 2014, we launched 20 new engine models to increase our leadership position and to provide new solutions to our customers.”

Mr. Kok Ho Leong, Chief Financial Officer of China Yuchai, stated, “We continue to focus on maintaining a strong balance sheet to provide the resources to take advantage of our growth opportunities and reward our shareholders.”

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2013. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2013 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.0969 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2013 or at any other date.

Unaudited Full Year 2013 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 26, 2014. The call will be hosted by Mr. Weng Ming HOH, President, and Mr. Kok Ho LEONG, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 72475713, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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